DLA Piper US LLP
1251 Avenue of the Americas, 29th Floor
New York, New York 10020-1104
www.dlapiper.com

May 18, 2007
Ms. Peggy Fisher
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	AuthenTec, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed May 4, 2007 File No. 333-141348
Dear Ms. Fisher:
     On behalf of AuthenTec, Inc. (the “Company”), we hereby submit to you Amendment No. 2 to the Company’s above-referenced Registration Statement on Form S-1 reflecting changes made in response to the Staff’s comment letter dated May 15, 2007.
     All responses to the comments set forth in this letter are submitted on behalf of the Company at its request, and unless otherwise noted, are based upon information provided to us by the Company. Each numbered paragraph corresponds to the numbered paragraphs of the May 15, 2007 comment letter, followed by the Company’s responses to the Staff’s comments.
Prospectus Summary
     1. We note your response to prior comment 2. We reissue the comment in part. In your first paragraph where you disclose your revenue growth, please balance the disclosure to also include a discussion of your losses and accumulated deficit.
          Response: The Company has revised the disclosure in accordance with the Staff’s comment.
     2. We note your response to prior comment 3 and your new disclosure on page 3. We reissue the comment. Please provide the requested disclosure in the first paragraph.
          Response: The Company has revised the disclosure in accordance with the Staff’s comment.

Securities and Exchange Commission
May 18, 2007
Page Two
Capitalization, page 24
     3. Please revise to present mandatorily redeemable preferred stock outside of stockholders’ equity (deficit) similar to the presentation in the consolidated balance sheets on page F-3.
          Response: The Company has revised the disclosure in accordance with the Staff’s comment.
Management’s Discussion and Analysis, page 30
     4. We note your response to prior comment 12 and the new paragraph at the end of page 30, Please expand your summary discussion in this section. Please discuss material business opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company’s executives are most focused, and the actions they are taking in response to them. For further guidance on the content and purpose of the “Overview,” see Interpretive Release No. 33-8350 on our website.
          Response: The Company has revised the disclosure in accordance with the Staff’s comment.
Compensation Discussion and Analysis, page 56
     5. We note your response to prior comment 18. Please identify the third parties that compiled the compensation survey data for you and the disclosure required by Item 407(e)(3)(iii), if applicable. If the compensation survey data is data or specific companies rather than aggregated data, please disclose the companies. Also, identify the technology companies that have completed their initial public offerings in the past three to four years whose data your compensation committee considered.
          Response: The Company has revised the disclosure to include the names of the two third parties from which it has purchased compensation survey data. The disclosure required by Item 407(e)(3)(iii) is inapplicable as this compensation survey data was not provided by a compensation consultant and is available for purchase by the general public. As the previously revised disclosure indicates, the compensation data from Aon/Radford does not identify the names of the companies, and the data from Venture One only includes aggregated data with no

Securities and Exchange Commission
May 18, 2007
Page Three
company names identified. The information on the technology companies which have completed their initial public offerings in the past three to four years include 17 companies. The Company respectfully submits that the identification of these 17 companies is not material to an investor’s understanding of the compensation committee’s activities as the committee did not rely on the data of any subgroup of these companies, but rather looked at the information in its totality. The 17 companies are: Vonage Holdings Corp. (VG), SunPower Corporation (SPWR), Sigmatel Inc. (SGTL), Advanced Analogic Technologies, Inc. (AATI), Synchronoss Technologies, Inc. (SNCR), Techwell, Inc. (TWLL), iRobot Corp. (IRBT), SiRF Technology Holdings Inc. (SIRF), Ikanos Communications (IKAN), Optium Corporation (OPTM), Isilon Systems, Inc. (ISLN), Tessera Technologies Inc. (TSRA), Staktec Holdings Inc. (STAK), FormFactor, Inc. (FORM), NetLogic Microsystems Inc. (NETL), Cogent Inc. (COGT) and Rackable Systems Inc. (RACK).
     6. We note your response to prior comment 19.
•	Please discuss the “performance goals” set annually by the committee for the Chief Executive Officer.

•	Also, please describe more specifically the how your committee evaluates how each executive “carries out the responsibilities of his position” in determining base salary.
          Response: With respect to the first bullet, the Company has revised the disclosure to clarify the disclosure to provide that there are not specific performance goals for base salary determinations, but rather the committee considers overall performance. With respect to the second bullet, the Company has revised the disclosure in accordance with the Staff’s comment.
     7. We note your response to prior comment 20 and your discussion of targeted revenues, net income and new target development. As these are only part of the goals and milestones, please provide quantitative discussion of the terms of the other necessary targets to be achieved in order for your executive officers to earn their discretionary annual bonuses. Also, provide a detailed analysis of why you believe the revenue and net income targets should not be disclosed. See SEC Release No. 33-8765A.
          Response: The Company has revised the disclosure to include an example of milestone achievements for an executive. With respect to disclosure of any specific targets, the Company has submitted confidentially its response to the Staff under the Commission’s Rule 83.

Securities and Exchange Commission
May 18, 2007
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     8. We note your response to prior comment 21. Clarify in your disclosure that the bonus plan is identified in the summary compensation table as “non-equity incentive plan compensation.”
          Response: The Company has revised the disclosure in accordance with the Staff’s comment.
     9. We note your response to our prior comment 22. The amount shown in the Summary Compensation Table reflecting Mr. Moody’s compensation expense recorded in 2006 for his option awards is identical to the fair value disclose in the Grants of Plan-Based Awards table. Please revise this Plan-Based Award table to calculate the grant date fair value in conformity with Section 402(d)(2)(viii) and SFAS 123(R).
          Response: The Company has revised the disclosure in accordance with the Staff’s comment.
Financial Statements
Note 1. Summary of Significant Accounting Policies, page F-7
     10. Please provide the management representations for the interim financial statements required by Rule 10-01(b)(8) of Regulation S-X.
          Response: The Company has revised the disclosure in accordance with the Staff’s comment.
Note 8. Share Based Compensation, page F-24
     11. We note that on pages F-21 and F-22 you refer to using the valuation of an independent third party for the retrospective valuation performed as of June 29, 2006 and December 1, 2006 to determine the fair value of your ordinary shares. Please revise the filing to name the independent valuation expert here and in the Experts section, and include its consent as an exhibit. Refer to Rule 436 and Item 601(b)(23) of Regulation S-K.
          Response: The Company has revised the disclosure in accordance with the Staff’s comment and has included the requested consent as an exhibit.

Securities and Exchange Commission
May 18, 2007
Page Five
Note 11. Subsequent Events, page F-22
     12. Please tell us why the February 28, 2007 issuance of the senior secured convertible notes is included in subsequent events.
          Response: The Company has revised the disclosure to relabel the heading of the paragraph to “Senior Secured Convertible Notes.”
     If you have any additional comments or questions, please feel free to contact the undersigned at (212) 335-4831, Nancy A. Spangler at (703) 773-4021 or Tony Saur at (212) 335-4688.
Very truly yours,
/s/ John E. Depke
John E. Depke